IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES C. COOPER, Derivatively on Behalf of FIFTH STREET FINANCE CORP.,

Plaintiff,

v.

LEONARD M. TANNENBAUM, BERNARD D. BERMAN, TODD G. OWENS, IVELIN M. DIMITROV, ALEXANDER C. FRANK, STEVEN M. NOREIKA, DAVID H. HARRISON, BRIAN S. DUNN, DOUGLAS F. RAY, RICHARD P. DUTKIEWICZ, BYRON J. HANEY, JAMES CASTRO-BLANCO, RICHARD A. PETROCELLI, FRANK C. MEYER, and FIFTH STREET ASSET MANAGEMENT INC.,

Defendants,

-and-

FIFTH STREET FINANCE CORP., a Delaware corporation,

Nominal Defendant.

C.A. 12171-VCG

PUBLIC VERSION

PUBLIC VERSION DUE APRIL 11, 2016

THIS DOCUMENT IS CONFIDENTIAL. ACCESS IS PROHIBITED EXCEPT AS AUTHORIZED BY COURT ORDER.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

YOU ARE IN POSSESSION OF A CONFIDENTIAL FILING FROM THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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Attorneys for Plaintiffs

A PUBLIC VERSION OF THIS DOCUMENT WILL BE FILED ON OR BEFORE APRIL 11, 2016

THIS DOCUMENT IS CONFIDENTIAL. ACCESS IS PROHIBITED EXCEPT AS AUTHORIZED BY COURT ORDER.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES C. COOPER, Derivatively on Behalf of FIFTH STREET FINANCE CORP., Plaintiff, v. LEONARD M. TANNENBAUM, BERNARD D. BERMAN, TODD G. OWENS, IVELIN M. DIMITROV, ALEXANDER C. FRANK, STEVEN M. NOREIKA, DAVID H. HARRISON, BRIAN S. DUNN, DOUGLAS F. RAY, RICHARD P. DUTKIEWICZ, BYRON J. HANEY, JAMES CASTRO-BLANCO, RICHARD A. PETROCELLI, FRANK C. MEYER, and FIFTH STREET ASSET MANAGEMENT INC., Defendants, -and- FIFTH STREET FINANCE CORP., a Delaware corporation, Nominal Defendant.	C.A. No. ____-_____ **CONFIDENTIAL FILING** PUBLIC VERSION DUE APRIL 11, 2016

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff James C. Cooper, though his undersigned counsel, submits this Verified Shareholder Derivative Complaint in the name and on behalf of nominal defendant Fifth Street Finance Corp. ("FSC" or the "Company") against certain directors and officers of FSC named herein (the "Individual Defendants," as defined below) and Fifth Street Asset Management Inc. ("FSAM"), for breaches of fiduciary

duties and other violations of law. The wrongful acts of the defendants have caused hundreds of millions of dollars in damages to FSC, including but not limited to direct damages in the form of excessive fees paid to FSAM and injuries to FSC's reputation, goodwill and standing both in the capital markets among investors and creditors and in the business community overall, as well as exposing FSC to potential liability for violations of federal law. Plaintiff bases his allegations on personal knowledge as to his own acts and on information and belief as to all other allegations, based upon due investigation by counsel, including, among other things, a review and analysis of: (a) documents received pursuant to a records demand under § 220 of the Delaware General Corporation Law; (b) public filings made by FSC and other persons with the Securities and Exchange Commission ("SEC"); (c) press releases and other publications caused or allowed to be disseminated by certain of the defendants and other persons; (d) news articles, analysts' reports, shareholder communications, and postings on FSC's website concerning the Company's public statements; (e) pleadings, papers, and any documents filed with and publicly available from related litigations; and (f) other publicly available information concerning FSC and other persons or entities.

INTRODUCTION AND OVERVIEW

1. This is a shareholder derivative action brought by a shareholder of FSC on behalf of the Company against the Individual Defendants for breaches of

fiduciary duty, waste of corporate assets, and unjust enrichment and against FSAM for aiding and abetting breaches of fiduciary duty and unjust enrichment, seeking to remedy their violations of state law that have caused and continue to cause substantial monetary losses to FSC and other damages, including damages to its reputation and goodwill. On behalf of FSC, this action seeks damages and corporate governance reforms to remedy the Individual Defendants' and FSAM's violations of law.

2. During the relevant period, the Individual Defendants caused or allowed FSC to enter into wasteful, imprudent, and self-dealing transactions that were detrimental to FSC and its shareholders in order to benefit FSAM and themselves. Specifically, the Board entered into an Investment Advisory Agreement (the "IAA") with FSAM, requiring FSC to pay exorbitant fees to FSAM, which excessive expenses were borne by FSC shareholders, and then engaged in conduct designed to inflate FSAM's value leading up to FSAM's initial public offering in November 2014 by overvaluing FSC's assets and investment income. Because, under the IAA, FSAM's revenue is based on FSC's gross assets and income, the scheme resulted in FSAM's income appearing higher, and thus raising the value of its shares, while the expense for the inflated revenue was borne by FSC in the form of additional debt investment dollars as well as FSAM's management and/or investment fees.

3. FSC is an externally managed, closed-end, non-diversified management investment company formed in late 2007 by defendant Leonard M. Tannenbaum ("Tannenbaum") for the purpose of acquiring Fifth Street Mezzanine Partners III, L.P., which merged with and into FSC effective January 2, 2008. FSC operates as a Business Development Company under the Investment Company Act of 1940 (the "1940 Act"). Defendant Tannenbaum controlled both FSC and FSAM during the relevant time period through his role as Founder and mutual CEO and maintains control over the Company to the present through the Board of Directors, which is comprised of those loyal to him, many of whom also serve or served on FSAM's Board of Directors or as Executive Officers.

4. On June 17, 2008, FSC completed its initial public offering of 10,000,000 shares of its common stock at the offering price of $14.12 per share. The net proceeds totaled approximately $129.4 million net of investment banking commissions of approximately $9.9 million and offering costs of approximately $1.9 million.

5. FSAM, as FSC's asset manager and investment advisor, receives annual revenues in the form of management fees as a percentage of FSC's gross assets and incentive fees as a percentage of FSC's ordinary income and capital gains, amounting to tens of millions of dollars. FSAM is controlled by Defendant Tannenbaum, who owns a significant interest in it, and other Individual

Defendants. The relationship between FSC and FSAM is virtually exclusive; for example, as of June 30, 2014, approximately 90% of FSAM's managed assets were attributable to FSC and over 86% of FSAM's total revenues were derived from FSC's investment management fees.

6. In the months leading up to the FSAM's IPO, in order to make FSAM appear more valuable to investors, Defendant Tannenbaum and other Individual Defendants with significant interests in FSAM caused FSC to make and structure loans in a manner designed to greatly increase its perceived market value, directed and/or permitted FSAM to artificially inflate FSC's assets and investment income, and accelerated the millions in excessive fees FSC paid to FSAM. As a result, Defendants Tannenbaum and Bernard D. Berman were able to sell approximately $100 million worth of FSAM stock to the public at artificially inflated prices.

7. Subsequent to the completion of FSAM's IPO, on February 9, 2015 FSC filed its Form 10-Q for the Quarter ended December 31, 2014, stating that approximately $106 million in PIK interest income[1] had been transferred to "PIK

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1 PIK interest represents contractual interest that is added to the loan balance and deferred to the end of the loan's term, rather paid in cash. Typical risks associated with PIK arrangements include: significantly higher credit risk, *e.g.*, default; unreliable valuations because continuing accruals require ongoing judgments about the collectability of the deferred payments and the value of any associated collateral; the effect of generating investment income at a compounding

non-accrual" status;[2] that net investment income per share decreased to $0.23 compared to $0.26 per share in the prior year quarter; that net asset value at had dropped to $9.17 from $9.85 in the prior year quarter, despite total assets increasing to almost $3 billion, and that the dividend to be paid to shareholders was cut by 35%, from $0.0917 to $0.06 per share.

8. The news of this turmoil caused FSC's stock price to fall quickly and drastically. On February 9, 2015, the same day as FSC's Form 10-Q was filed, its shares closed at $7.22 per share compared to $8.49 per share the previous day, a drop of nearly 15% or $1.27 per share. In total, FSC shareholders lost nearly $195 million of market capitalization that day.

9. The decline continued during the year with increased scrutiny, negative reports, and downgrades by analysts. By October 22, 2015, FSC's shares closed at $5.55 per share, resulting in a total loss of $450 million in market capitalization following the Individual Defendants' disclosures.

10. As a result of these wrongdoings, FSC and certain of the Individual Defendants, including Tannenbaum, Bernard D. Berman, Alexander C. Frank,

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rate, thereby further increasing the incentive fees payable to an external advisor, and the potential decrease of the loan-to-value ratio at a compounding rate.

[2] Meaning that the investment is not accruing cash or PIK income.

Todd G. Owens, Ivelin M. Dimitrov, and Richard A. Petrocelli, have been sued in multiple class action lawsuits asserting violations of the federal securities laws.[3]

PARTIES AND OTHER PERSONS

A. Plaintiff

11. Plaintiff James C. Cooper is and, at all relevant times, has been a continuous shareholder of FSC. Mr. Cooper has held shares of FSC common stock from May 2, 2013 to the present.

B. Nominal Defendant

12. Nominal Defendant FSC is a corporation organized under Delaware law, headquartered at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut. FSC is a closed-end, non-diversified management investment company, regulated as a Business Development Company under the Investment Company Act of 1940, that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors. FSC is externally managed and advised by Fifth Street Management, LLC ("FSM"), which is a subsidiary of FSAM.

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[3] The first-filed securities class action is captioned *Howard Randall, Trustee, Howard & Gale Randall Trust FBO Kimberly Randall Irrevocable Trust UA Feb 15, 2000 v. Fifth Street Finance Corp., et al.*, Civil Action No. 15-cv-07759 (S.D.N.Y.).

C. Individual Defendants

13. Defendant Leonard M. Tannenbaum ("Tannenbaum"), the founder of FSC, formerly served FSC as the Chairman of the Board from December 2007 to September 2014, as Chief Executive Officer ("CEO") from October 2007 to January 2015 and as a director until March 2015. Tannenbaum is also the CEO of FSAM since at least December 2013 and Chairman since September 2014. He is also the CEO, limited partner and former managing partner of FSM, a wholly-owned subsidiary of FSAM. Tannenbaum is responsible for causing FSC to enter into and continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Tannenbaum knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings. Tannenbaum received an $87.6 million cash payout and $683 million in ownership interests from the FSAM IPO. Tannenbaum is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

14. Defendant Bernard D. Berman ("Berman") is the Chairman of the Board of FSC since September 2014 and a director since February 2009. He previously served as FSC's President from February 2010 to September 2014, as

Secretary from October 2007 to September 2014, and as Chief Compliance Officer ("CCO") from April 2009 to May 2013. Berman is also the Co-President and CCO of FSAM since at least December 2013 and a director since September 2014. Berman is a partner of FSM and serves on its investment committee. Berman is responsible for causing FSC to enter into and continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Berman knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings. Berman received an $8.3 million cash payout and $45.3 million in ownership interests from the FSAM IPO. Berman is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act.

15. Defendant Todd G. Owens ("Owens") is FSC's CEO since January 2015 and a director since November 2014 and previously served FSC as President from September 2014 to January 2015. Owens also serves as President of Fifth Street Senior Floating Rate Corp., a second FSAM investment fund, and as Co-President of FSAM. Owens is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Owens knowingly, recklessly, or with gross negligence

manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings. Owens is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act.

16. Defendant Ivelin M. Dimitrov ("Dimitrov") is FSC's President since January 2015 and a director since January 2013. Dimitrov is also the Chief Investment Officer of FSAM since at least December 2013. Dimitrov is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Dimitrov knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings. Dimitrov received $9.1 million in ownership interests from the FSAM IPO. Dimitrov is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act.

17. Defendant Alexander C. Frank ("Frank") served as Chief Financial Officer ("CFO") of FSC from September 2011 to July 2014 and has been the Chief Operating Officer ("COO") and CFO of FSAM since at least December 31, 2013. Frank knowingly, recklessly, or with gross negligence manipulated the financials

of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings. Frank received $1.8 million in ownership interests from the FSAM IPO. Frank is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act.

18. Defendant Steven M. Noreika ("Noreika") is FSC's CFO since July 2015. Noreika is also the CFO for FSM since January 2011 and formerly the Chief Accounting Officer ("CAO") for FSAM from September 2014 to July 2015. Noreika originally joined FSM in September 2008 as Controller. Noreika received $78,000 in ownership interests from the FSAM IPO.

19. Defendant David H. Harrison ("Harrison") is FSC's CCO since May 2013 and Secretary since September 2014. Harrison is also the Executive Vice President and Secretary of FSAM since September 2014. Harrison's duties as CCO included overseeing FSC's compliance with regulatory requirements, including SEC regulations, yet despite those duties, he knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

20. Defendant Brian S. Dunn ("Dunn") is an independent director of FSC having served in that capacity since December 2007. Dunn also serves FSC as a member of the Audit and Nominating and Corporate Governance Committees since at least 2009, chairing the latter during the same time period, and formerly served as a member of the Compensation Committee from at least 2009 to 2014. Dunn is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Dunn knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

21. Defendant Douglas F. Ray ("Ray") is an independent director of FSC having served in that capacity since December 2007. Ray also serves FSC as a member of the Audit Committee since 2012, as a member and chairman of the Compensation Committee since at least 2009 and formerly served as a member of the Nominating and Corporate Governance Committee from at least 2009 to 2013. Ray is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Ray knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality

of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

22. Defendant Richard P. Dutkiewicz ("Dutkiewicz") is an independent director of FSC since February 2010. Dutkiewicz also serves FSC as a member of the Audit Committee since February 2010, chairing the committee since 2012, as a member of the Compensation Committee since 2014, and formerly served as a member of the Nominating and Corporate Governance Committee from 2012 to 2013. Dutkiewicz is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions alleged herein. Dutkiewicz knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

23. Defendant Byron J. Haney ("Haney") is an independent director of FSC having served in that capacity since December 2007. Haney also serves FSC as a member of the Audit Committee since at least 2009, chairing the committee until 2011, and has been a member of the Nominating and Corporate Governance Committee since at least 2009. Haney is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Haney knowingly, recklessly, or with gross negligence

manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

24. Defendant James Castro-Blanco ("Castro-Blanco") is a director of FSC since August 2014. Castro-Blanco also serves FSC as a member of the Audit and Nominating and Corporate Governance Committees since 2014 and as a member of the Compensation Committee since 2015. Castro-Blanco is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Castro-Blanco knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

25. Defendant Richard A. Petrocelli ("Petrocelli") was the CFO of both FSC and FSFR from July 2014 until July 2015. Petrocelli was also the CAO of FSC from March 2014 until July 2014. Petrocelli knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's

public filings. Petrocelli is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act.

26. Defendant Frank C. Meyer ("Meyer") was an independent director of FSC from December 2007 to April 2014 and also a director of FSAM from September 2014 until August 2015. Meyer also served as a member of the Audit Committee from 2011 to 2013, the Compensation Committee from at least 2009 to 2013 and the Nominating and Corporate Governance Committee from 2012 to 2013. Meyer is responsible for causing FSC to enter into and/or continue the IAA with FSAM, which became the conduit of the improper actions contained herein. Meyer knowingly, recklessly, or with gross negligence manipulated the financials of FSC to delay recognition of expenses or losses thereby obscuring the declining quality of FSC's portfolio and misrepresenting the value of FSC's investments and assets in the Company's public filings.

27. Defendant FSAM provides asset management services to its investment funds, which consist primarily of FSC and Fifth Street Senior Floating Rate Corp. ("FSFR"). FSAM conducts substantially all of its operations through its consolidated subsidiary, FSM; specifically, FSAM, through FSM, operates as the investment advisor of FSC as a result of the IAA, for which it receives management fees (hereafter, FSAM and FSM shall be collectively referred to as "FSAM"). As such, FSAM has a fiduciary duty to act solely in the best interests of

FSC and maximize the total returns of FSC's portfolio based on FSC's investment objectives. Despite that duty, FSAM participated in illegal and improper acts against the interests of FSC and its shareholders in order to maximize its own fees. FSAM is incorporated under the laws of the state of Delaware having its principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut.

28. Defendants Tannenbaum, Berman, Owens, Dimitrov, Frank, Noreika, Harrison, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, Petrocelli and Meyer are collectively referred to throughout this Complaint as the "Individual Defendants." Defendants Tannenbaum, Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco and Meyer are collectively referred to throughout this Complaint as the "Director Defendants." Defendants Tannenbaum, Owens, Dimitrov, Frank, Noreika, Harrison and Petrocelli are collectively referred to throughout this Complaint as the "Officer Defendants." Defendants Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco and Meyer are collectively referred to throughout this Complaint as the "Audit Committee Defendants." Because of the Individual Defendant's positions with FSC, they knew, consciously disregarded, were reckless and grossly negligent in not knowing, or should have known of the wrongful conduct and adverse, non-public information about the business of FSC, including its finances, markets, and present and future business prospects, via access to corporate documents, conversations and connections with other corporate

officers and employees, attendance at management and Board meetings and committees thereof, as well as reports and other information provided to them in connection therewith. Finally, all of the named defendants, including nominal defendant FSC, are collectively referred to throughout this Complaint as the "Defendants."

D. Non-Defendant Director

29. Sandeep K. Khorana ("Khorana") is a director of FSC having served in that capacity since March 2015. Khorana also serves as the Managing Director, Head of Sponsor Coverage for the Fifth Street platform at FSC CT, a wholly-owned subsidiary of Defendant FSAM, a role he has served in since October 2010.

GENERAL FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

30. The Individual Defendants had stringent fiduciary obligations to FSC and its shareholders.

31. By reason of their positions as officers, directors, and/or fiduciaries of FSC and because of their ability to control the business and corporate affairs of FSC, the Individual Defendants owed FSC and its shareholders fiduciary obligations of loyalty, good faith, due care, disclosure, candor, and oversight, and were and are required to use their utmost ability to control and manage FSC in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of FSC and its shareholders so as

to benefit all shareholders equally and not in furtherance of their own personal interest or benefit.

32. Each director and officer of the Company owed to FSC and its shareholders the fiduciary duty to exercise good faith, loyalty, and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and to uphold the highest obligations of fair dealing. In addition, as officers and/or directors of a publicly held company, the Individual Defendants had a duty to promptly disseminate accurate and truthful information with regard to the Company's true financial prospects.

33. The Individual Defendants, because of their positions of control and authority as directors and/or officers of FSC, were able to, and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by the Company. Because of their advisory, executive, managerial, and/or directorial positions with FSC, each of the Individual Defendants had access to adverse, non-public information about the financial condition, operations, market demands for products, and improper representations of FSC.

34. At all times relevant hereto, each of the Individual Defendants was an agent of each of the other Individual Defendants and of FSC, and was at all times acting within the course and scope of such agency.

35. To discharge their duties, the officers and directors of FSC were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the operational affairs of the Company. By virtue of such duties, the officers and directors of FSC were required to, among other things:

(a) refrain from acting upon material, inside, corporate information to benefit themselves;

(b) conduct the affairs of the Company in an efficient, businesslike manner, so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the Company's value;

(c) properly and accurately guide shareholders and analysts as to the true financial condition of the Company at any given time, including making accurate statements about the Company's financial results and prospects and ensuring that the Company maintained an adequate system of financial controls, such that the Company's financial reporting would be true and accurate at all times;

(d) ensure that the Company's valuations were based on appropriate support and documentation and were routinely checked for accuracy;

(e) ensure that the Company was operated in a diligent, honest, and prudent manner in compliance with all applicable federal, state, and local laws, rules, and regulations; and

(f) ensure that there were sufficient checks and balances in FSC's accounting and finance functions, and related functions, to prevent accounting irregularities, internal control problems, and/or overstatement of revenue or asset values.

36. Each of the Individual Defendants, by virtue of their position as a director and/or officer, owed to the Company and to its shareholders the fiduciary duties of loyalty, good faith, due care, disclosure, candor, and oversight in the management and administration of the affairs of the Company. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and officers of FSC, the absence of good faith on their part, and a reckless disregard for their duties to the Company and its shareholders. The Individual Defendants were aware, or should have been aware, that those violations, absences of good faith, and reckless disregard of duties posed a risk of serious injury to the Company. The conduct of the Individual Defendants was ratified by the Director Defendants, who served on the FSC Board.

37. Because of the Individual Defendants' positions with the Company and access to material, non-public information available to them but not to the

public, FSC, through the Individual Defendants, knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public and that the positive representations being made were then materially false and misleading. As a result of the Individual Defendant's illegal actions and course of conduct, the Company is now subject to securities class action lawsuits alleging violations of the federal securities laws. As a result, FSC has expended, and will continue to expend, significant sums of money.

38. In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct. They have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to pursuing the wrongful conduct that gives rise to their primary liability, the Individual Defendants also aided and abetted, and/or assisted, each other in breaching their respective duties.

39. The Individual Defendants, collectively and individually, initiated a course of conduct that was designed to and did: unfairly utilize and artificially inflate the assets of FSC in order to increase the fee revenue paid to FSAM, thereby increasing its market value to the detriment of FSC; manipulate FSC's reporting in order to improperly delay the write-down of investments; conceal the deteriorating credit quality of FSC's portfolio, and overstate the income generated by FSC's investments.

40. The purpose and effect of the Individual Defendants' common course of conduct was, among other things, to disguise the Individual Defendants' violations of state and/or federal law, including breaches of fiduciary duty, waste of corporate assets, and unjust enrichment; and to conceal adverse information concerning the Company's performance and continued growth.

41. Because the actions described herein occurred under the Board's authority, each of the Director Defendants and Officer Defendants played a direct, necessary, and substantial part in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

42. Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, the Individual Defendants acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of their own overall contribution to and furtherance of the wrongdoing.

SPECIFIC FIDUCIARY DUTIES OF DEFENDANTS

Duties of the Audit Committee

43. Defendants Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco and Meyer were members of the Audit Committee during the relevant time period.

44. Pursuant to the Charter of the Audit Committee of FSC, as adopted on January 14, 2013:

> The primary purpose of the Audit Committee is to serve as an independent and objective party to assist the Board in fulfilling its oversight responsibilities for the Company's accounting and reporting processes and the audits of its financial statements by overseeing and monitoring:
>
> 1. The quality and integrity of financial reports and other financial information provided by the Company to governmental bodies or the public and the independent audit thereof.
>
> 2. The Company's system of internal controls regarding finance, accounting and regulatory compliance.
>
> 3. The material aspects of the Company's accounting and financial reporting process generally.
>
> 4. The independence, qualifications and performance of the Company's independent registered public accounting firm (independent accountants), including the lead audit partner.
>
> 5. The compliance by the Company with legal and regulatory requirements.
>
> 6. The performance of the Company's internal audit function.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter.

45. The Audit Committee Charter further expounds on the duties required of its members in Section III, which provides in relevant part, the responsibility to:

- Review the financial results presented in all reports filed with the Securities and Exchange Commission ("SEC").

- Meet separately, from time to time, with management, the internal auditors and the independent accountants to discuss matters warranting attention by the Committee.

- Discuss the Company's disclosure, oversight of and conformity with the Company's Code of Business Conduct and Ethics, and Code of Ethics, and matters that may have a material effect on the Company's financial statements, operations, compliance policies and programs.

- Establish guidelines and make recommendations to the Board regarding the valuation of the Company's loans and investments, as set forth in the Company's Valuation Policy.

46. In addition to the foregoing, the Charter of the Audit Committee also requires that its members:

Review with management and the independent accountants, as appropriate:

- The Company's internal controls, including computerized information system controls and security.

- The Company's significant accounting policies.

- The Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before they are made public.

- All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountants.

<u>Duties Arising from FSC's Code of Ethics</u>

47. FSC's Code of Ethics (the "Code") also imposes substantial duties upon FSC's officers, directors, and employees. The Code, as adopted on June 27, 2013, provides, first in its preamble:

> **The purpose of this Code of Ethics is to reflect the following: (1) the duty at all times to place the interests of shareholders first; (2) the requirement that all personal securities transactions be conducted consistent with the Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility; and (3) the fundamental standard that business development company personnel should not take inappropriate advantage of their positions.**

[Emphasis in original].

Then, as provided in its "Statement of Purpose":

> It is the policy of the Company that no affiliated person of the Company shall, in connection with the purchase or sale, directly or indirectly, by such person of any security held or to be acquired by the Company,
>
> (1) Employ any device, scheme or artifice to defraud the Company;

(2) Make to the Company any untrue statement of a material fact or omit to state to the Company a material fact necessary in order to make the statement made, in light of the circumstances under which it is made, not misleading;

(3) Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Company; or

(4) Engage in any manipulative practice with respect to the Company.

And also, in relevant part:

No Access Person shall engage, directly or indirectly, in any business transaction or arrangement for personal profit that is inconsistent with the best interests of the Company or its shareholders; nor shall he or she make use of any confidential information gained by reason of his or her employment by or affiliation with the Company or affiliates thereof in order to derive a personal profit for himself or herself or for any Beneficial Interest, in violation of the fiduciary duty owed to the Company or its shareholders

All personal securities transactions should be conducted consistent with this Code and in such a manner as to avoid actual or potential conflicts of interest, the appearance of a conflict of interest, or any abuse of an individual's position of trust and responsibility within the Company.

Obligation to Report a Violation. Every Access Person who becomes aware of a violation of this Code by any person must report it to the Designated Officer, who shall report it to appropriate management personnel. The management personnel will take such disciplinary action that they consider appropriate under the circumstances. In the case of officers or other employees of the Company, such action may include removal from office. If the management personnel consider disciplinary action against any person, they will cause notice thereof to be

> given to that person and provide to that person the opportunity to be heard. The respective Board will be notified, in a timely manner, of remedial action taken with respect to violations of the Code

48. In addition to the foregoing, FSC adopted a subsequent Code of Business Conduct and Ethics in January 2015, which provides in relevant part:

> Conflicts of Interest
>
> You must avoid any conflict, or the appearance of a conflict, between your personal interests and our interests. A conflict exists when your personal interests in any way interfere with our interests, or when you take any action or have any interest that may make it difficult for you to perform your job objectively and effectively. For example, a conflict of interest probably exists if:
>
> - [Y]ou cause us or the investment adviser to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;
> - [Y]ou use any nonpublic information about us or the investment adviser, our customers or our other business partners for your personal gain, or the gain of a member of your family; or
> - [Y]ou use or communicate confidential information obtained in the course of your work for your or another's personal benefit.
> - [Y]ou must disclose conflicts of interest, or actions or relationships that might give rise to a conflict, to the Chief Compliance Officer. In the event the Chief Compliance Officer is involved in the action or relationship giving rise to the conflict of interest, you should disclose the conflict to another member of senior management.

49. Despite their specific duties and responsibilities to the Company under the Codes of Ethics, the Individual Defendants breached their fiduciary

duties by failing to provide the necessary oversight of the Company's financial condition and the accuracy of information released to the public regarding the same; causing, or allowing other defendants to cause, FSC to enter into the IAA under unfair terms, and conducting a course of action designed to benefit FSAM to the detriment of FSC and its shareholders, The Individual Defendants also consciously failed in their duties to protect the corporate assets of the Company, to avoid conflicts of interest and the use of corporate opportunities for personal gain, and the requirement of fair dealing in their transactions.

SUBSTANTIVE ALLEGATIONS

A. Corporate Background

50. FSC, founded by Defendant Tannenbaum, commenced operations on February 15, 2007 as Fifth Street Mezzanine Partners III, L.P. On January 2, 2008 Fifth Street Mezzanine Partners III, L.P. merged with and into FSC, a company incorporated under the laws of Delaware, and elected at that time to be regulated as a Business Development Company under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. On June 17, 2008, FSC completed an initial public offering of 10,000,000 shares of its common stock at the offering price of $14.12 per share.

51. FSC is closed-end, non-diversified management investment company that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors and from its inception through September 30, 2015, FSC originated approximately $6.5 billion of funded debt and equity investments. Its portfolio totaled $2.4 billion at fair value at September 30, 2015 and was comprised of 135 investments, 115 of which were in operating companies.

B. FSC and the IAA

52. FSC is externally managed and advised by FSAM (which is also controlled by Defendants Tannenbaum, Berman, and other defendants) operating under the IAA, approved annually throughout the relevant time period by FSC's Board of Directors, which provides for the payment of investment advisory fees to FSAM based on, among other things, the total assets held by FSC, as compensation for "[FSAM's] work in identifying, evaluating, negotiating, executing and servicing our investments."

53. FSC's, and thus FSAM's, investment objective is "to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments" through the following strategy:

- Capitalize on our investment adviser's strong relationships with private equity sponsors.
- Focus on established small and mid-sized companies.
- Continue our growth of direct originations.

- Employ disciplined underwriting policies and rigorous portfolio management.
- Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns.
- Benefit from lower, fixed, long-term cost of capital.
- Leverage the skills and experience of our investment adviser.

54. Because FSC, as a BDC, is required to pay out a minimum of 90% of its taxable income to shareholders in dividends, the Company's market value is based significantly on its ability to do so. For example, as explained in a January 5, 2012 interview with Vernon C. Plack of BB&T Capital Markets in The Wall Street Transcript:

> TWST: What are the most important factors you are watching in terms of BDCs right now?
>
> Mr. Plack: If you look at the BDC industry, we believe it trades primarily on two relative metrics. The first is the outlook for the dividend and the second is the outlook for NAV, or net asset value. Using both metrics as a determination of relative value to the overall market has resulted in outsized returns over the life of this industry. Given that BDCs are high-dividend-paying stocks, we believe the best way to look at them is in terms of what they are yielding compared to another risk asset, the S&P 500.

55. The Management Fees paid by FSC reflect just one aspect of the unreasonableness of the IAA terms. FSC pays FSAM a management fee of 2.0% of its gross assets. In one comparison, Ares Capital Corporation, one of FSC's market peers, pays its investment advisor a rate of 1.5% with $9.5 billion of total assets as of December 31, 2014.

56. Importantly, another component of the IAA provides that FSAM's investment fee is based is "Pre-Incentive Fee Net Investment Income" which includes PIK interest - accrued income that the Company has not yet received in cash, and may never receive. Thus, when the terms of an existing investment are amended to include or increase PIK interest income, ostensibly because of increased risk or ability of the debtor to pay, this results in a higher fee for FSAM - essentially a reward for poor performance.

57. As a result of the Individual Defendants' continued approval of the terms of the IAA, FSC has been made to pay egregious amounts to FSAM. For example, in the time frame since its inception, FSC has paid to FSAM outrageous amounts annually, which have increased drastically since 2008:

2008	$ 8,400,000
2009	$13,700,000
2010	$20,000,000
2011	$36,500,000
2012	$45,800,000
2013	$63,900,000
2014	$87,200,000
2015	$80,190,000

58. These ever-increasing amounts paid to FSAM pursuant to the IAA stand in stark contrast to the return to shareholders as valued by a number of metrics. While FSAM was reaping the above-listed inflated fees, the dividend

distributions to FSC's shareholders have decreased every year since 2011 and were the lowest in 2015 since 2008:

2008	$0.61
2009	$1.20
2010	$0.99
2011	$1.26
2012	$1.18
2013	$1.15
2014	$1.00
2015	$0.79

Similarly, the net asset value per share has consistently declined since 2008:

2008	$13.02
2009	$10.84
2010	$10.43
2011	$10.07
2012	$9.92
2013	$9.85
2014	$9.64
2015	$9.00

FSC's net investment income per share has also declined significantly over time, to an all-time low in 2015:

2008	$1.29
2009	$1.27
2010	$0.95
2011	$1.05
2012	$1.11
2013	$1.04
2014	$1.00
2015	$0.75

Additionally, the price of FCS's common stock has plummeted, reaching the lowest end-of-fiscal year amount to date in 2015:

2008	$10.05
2009	$10.93
2010	$11.14
2011	$9.32
2012	$10.98
2013	$10.29
2014	$9.18
2015	$6.17

59. FSC's contractual arrangement with FSAM also stands as a stark contrast to those of similar externally-managed BDCs. For example, just recently, TICC Capital Corp. ("TICC") announced drastic changes to its advisor fee structure following "a comprehensive process led by the Special Committee of the Board of Directors, including a detailed analysis of best-in-class practices in the industry, conducted with the assistance of its financial advisor, Morgan Stanley & Co. LLC." As a result, TICC implemented the following:

- The base management fee will be reduced from 2.00% to 1.50%;
- TICC Management has agreed to forgo the payment of any base management fees on funds received in connection with any capital raises until the funds are invested;
- The calculation of the Company's income incentive fee will be revised to include a total return requirement that will limit TICC's obligation to pay TICC Management an income incentive fee if TICC

has generated cumulative net decreases in net assets resulting from operations during the calendar quarter for which such fees are being calculated and the eleven preceding quarters (or if shorter, the number of quarters since April 1, 2016) due to unrealized or realized net losses on investments and even in the event TICC's net investment income exceeds the minimum return to TICC's stockholders required to be achieved before TICC Management is entitled to receive an income incentive fee (which minimum return is commonly referred to as the preferred return or the hurdle rate);

- The income incentive fee will incorporate a "catch-up" provision which will provide that TICC Management will receive 100% of TICC's net investment income with respect to that portion of such net investment income, if any, that exceeds the preferred return but is less than 2.1875% quarterly (8.75% annualized) and 20% of any net investment income thereafter; and

- The hurdle rate used to calculate the income incentive fee will change from a variable rate based on the five-year U.S. Treasury note plus 5.00% (with a maximum of 10%) to a fixed rate of 7.00%.

60. As provided in Fifth Street's 2014 10-K, the continuation of the IAA was approved by and in accordance with the following:

> "Most recently, at a meeting of the Board of Directors held on January 14, 2014, the Board of Directors, including a majority of the independent directors, approved the annual continuation of the investment advisory agreement. In reaching a decision to approve the investment advisory agreement, the Board of Directors reviewed a significant amount of information and considered, among other things:
>
> - the nature, quality and extent of the advisory and other services to be provided to us by Fifth Street Management;
>
> - **the fee structures of comparable externally managed business development companies that engage in similar investing activities;**

- our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

- any existing and potential sources of indirect income to Fifth Street Management LLC from its relationship with us and the profitability of that relationship, including through the investment advisory agreement;

- information about the services to be performed and the personnel performing such services under the investment advisory agreement;

- the organizational capability and financial condition of Fifth Street Management LLC and its affiliates; and

- various other matters.

> Based on the information reviewed and the discussions detailed above, the Board of Directors, including all of the directors who are not "interested persons" as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are reasonable in relation to the services provided and approved the investment advisory agreement as being in the best interests of our stockholders.

[Emphasis added].

[redacted]

[redacted]

63. In order to further entrench FSC in the IAA with FSAM, throughout the relevant period the Defendants have caused FSC to enter into certain contractual obligations with third parties that contain punitive clauses that become operative in the event that FSC were to sever the agreement.

64. For example, as admitted by Defendants in a recent court filing in another case, on September 16, 2011, FSC entered into a "Loan and Servicing Agreement with certain lenders with Sumitomo Mitsui Banking Corporation as the administrative agent (the "Sumitomo Agreement")."[4] Under the agreement, if the IAA "shall fail to be in full force and effect" or if "Fifth Street Management LLC shall cease to be the investment advisor" of FSC without receiving Sumitomo's consent for the replacement, FSC will be in default of the agreement, in which case "Sumitomo may declare all obligations immediately due and payable."[5] Further, "[t]here was $43.8 million outstanding under the Sumitomo Agreement as of December 31, 2015."

65. Likewise, on February 22, 2011, FSC entered into "an Amended and Restated Senior Secured Revolving Credit Agreement with certain lenders and

---

4 FSC and the Individual Def. Answering Br. in Opposition to Pl Mot. For Expedited Proc. at 7, *James Craig, et al, v. Berman, et al*, Del.Ch., C.A. No. 11947-VCG (filed Feb. 10, 2016).

5 *Id.* at 8.

ING Capital LLC as administrative agent (the "ING Agreement")," which contains similar default conditions and clauses to the Sumitomo Agreement, with was $341.5 million outstanding under the ING Agreement as of December 31, 2015.[6]

C. The Individual Defendants Caused FSC to Report Erroneous, Material Information Regarding the Company's Performance

66. On February 6, 2014, FSC was caused by Defendants to issue its form 10-Q that purported to report the Company's performance for the Q1 period ended December 31, 2013, that provided, in part, as follows:

- Total net assets of $1.37 billion (equivalent to $9.85 per common share);
- Total interest income of $48.5 million;
- Total PIK interest income of $5.6 million;
- Total investment income of $71.3 million;
- Net investment income of $36.2 million;
- Total increase in net assets of $1.1 million;
- Debt/Equity ratio of 77%, 61% excluding SBA; and
- No investments on non-accrual status (for the third straight quarter).

67. FSC's 10-Q filed for Q1 2014, ended December 31, 2013 was signed by defendants Tannenbaum and Frank, and both Tannenbaum and Frank signed

---

6 *Id.* at 8-9.

Certifications attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to the 10-Q, in which they attested to the purported accuracy and completeness of the financial results, as follows in relevant part:

> 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
>
> 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
>
> 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
>
> (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
>
> (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
>
> (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting...

68. These financial statements caused by Defendants to be published by the Company were materially false and misleading for the reasons stated herein and *supra*.

69. Also on February 6, 2014, FSC held its Earnings Conference Call, during which certain Individual Defendants lauded FSC's performance and future outlook. For example, as stated by Defendant Tannenbaum:

> We anticipate maintaining leverage in the March quarter with inner target range based on the current investment pipeline and anticipated items. We are focused on covering our dividend with net investment income per share.
>
> To demonstrate their confidence of the dividend level, our Board of Directors declared this morning, monthly dividends for an additional three months from June through August of 2014 at the current run rate of $1 per share, or 8.33 cents per month.
>
> At yesterday's closing stock price, this implied a dividend yield of about 10.5%. We continue to see better value in the senior secured part of the capital structure.

> The credit performance of the portfolio is strong. And we reported three quarters in a row with no loans or non-accrual. This excellent credit performance is a result of our deep bench of experienced underwriters and portfolio managers and our multimillion dollar investment in the systems.

Likewise, Defendant Frank stated:

> For the three months ended December 31, 2013, total investment income was $71.3 million. Net payment in kind income pick accruals [sic] recorded in excess of pick payments received, a key indicator of earnings quality was a low $1.4 million for the quarter or only 1.9% of total investment income.

Importantly, when asked to expand on how originations were spread out in the quarter and whether or not they were backed in later, Defendant Berman responded with a statement that demonstrates one aspect of the subjective and malleable nature of the Defendants manipulation of FSC's financial metrics:

> Actually, this is one of the few quarters, the fourth quarter, that it was evenly spread out throughout the quarter.

70. At the time, analysts were optimistic with the results based on an increase in net investment income from a strong to very strong quarter of origination activity with its investment portfolio rising 26% to $2.38B, compared to $1.89B in 4Q13 and $1.58B in the previous year. For example, on February 7, 2014, Gilford Securities released its report on the 10-Q results, stating:

> While criticizing Fifth Street Finance (NASDAQ: FSC) in the past for growing the balance sheet at the expense of the shareholder, we still spoke in admiration of the origination

> platform FSC has built. The sheer power of that platform was put on display in the December quarter (Fiscal 2014 Q1), originating an impressive $912MM in new investments (funding $650MM). This just blows away any reasonable expectation of the marketplace. The result was a quarter producing $0.26 per share of Net Investment Income (NII), $0.01 short of our estimate but finally in line with the recent dividend cut to $0.25 per quarter…[t]o twist a phrase; listening to the body language on the conference call suggests that 'covering the dividend' religion has come to FSC.

71. On May 8, 2014, FSC was caused by Defendants to issue its form 10-Q that purported to report the Company's performance for the Q2 period ended March 31, 2014, that provided, in part, as follows:

- Total net assets of $1.37 billion (equivalent to $9.81 per common share);
- Total interest income of $54 million;
- Total PIK interest income of $5.5 million;
- Total investment income of $72.1million;
- Net investment income of $34.2 million;
- Total increase (decrease) in net assets of ($3.6 million);
- Debt/Equity ratio of 101%, 84% excluding SBA; and
- No investments on non-accrual status (for the fourth straight quarter).

72. FSC's 10-Q filed for Q2 2014, ended March 31, 2014 was signed by Tannenbaum and Frank, and again both Tannenbaum and Frank signed Certifications attached to the 10-Q, in which they attested to the purported accuracy

and completeness of the quarterly financial results. The Q114 Sarbanes Oxley statements were substantially similar or the same as those previously attached to the Company's 10-Q and referenced herein, *supra*. These statements were also materially false and misleading for the reasons stated herein and *supra*.

73. Also on May 8, 2014, FSC held its Earnings Conference Call, during which certain Individual Defendants lauded FSC's performance and future outlook. For example, Defendant Tannenbaum stated, in relevant part, that:

> Our team closed $467 million in gross originations for the March quarter of which $420 million were funded at close. We exited $186 million of portfolio investments which included $97 million of syndications by our capital markets platform across seven portfolio companies. Our capital markets platform has been gaining momentum and should be a significant driver of earnings over time, as we continue to originate and syndicate loans to other investors. The ability to originate and syndicate loans to leading financial institutions is an indication of the strength and quality of Fifth Street's middle market origination and underwriting platform.
>
> *   *   *
>
> We exited the March quarter at higher than average leverage, which we were comfortable with, because of visibility into the June quarter.
>
> *   *   *
>
> The underlying business trends and health of the portfolio remains positive. Net PIK income continues to comprise a small percentage of overall net investment income, no loans were on cash or PIK nonaccrual at quarter end...

74. On July 7, 2014, the Company announced it was increasing its monthly dividend from $0.0833 per share to $0.0917 per share, raising the distribution by 10% to an annualized rate of $1.10. The Press Release stated that the decision to make the increase was the based on the confidence resulting from the performance of its investment portfolio.

75. At that time, analysts lauded the move as a positive indicator of FSC's performance. For example, J.P. Morgan analyst Richard Shane reported:

> **Dividend increase is positive indicator that initiatives are working**. Given FSC's focus on dividend coverage and their diversified investment efforts to boost NII, we view an increase in the dividend as an indication that those efforts are bearing fruit, although the details are limited at this time.

Likewise, UBS analyst Matthew Howlett praised the increase as "as confirmation of FSC's management's efforts to boost yields."

76. Days later, on July 10, 2014, the Company declared a public offering of 13,250,000 shares of its common stock with an option to purchase up to an additional 1,987,500 shares in order to use the net proceeds to pay outstanding debt and make additional investments. The registration statement issued for the offering, along with a prospectus supplement, reiterated the Company's commitment to providing high returns with a conservative outlook.

77. On August 7, 2014, FSC was caused by Defendants to issue its form 10-Q that purported to report the Company's performance for the Q3 period ended June 30, 2014, that provided, in part, as follows:

- Total net assets of $1.35 billion (equivalent to $9.71 per common share);
- Total interest income of $58 million;
- Total PIK interest income of $6.3 million;
- Total investment income of $74.3million;
- Net investment income of $34.7 million;
- Total increase (decrease) in net assets of ($17.6 million);
- Debt/Equity ratio of 98%, 82% excluding SBA; and
- One issuer placed on PIK non-accrual interest status (equal to 0.7-0.8% of its portfolio at cost), no loans placed for non-accrual of income.

78. FSC's 10-Q filed for Q3 2014, ended June 30, 2014 was signed by Tannenbaum and Petrocelli and, again, both Tannenbaum and Petrocelli signed Certifications attached to the 10-Q, in which they attested to the purported accuracy and completeness of the quarterly financial results. The Q114 Sarbanes Oxley statements were substantially similar or the same as those previously attached to the Company's 10-Q and referenced herein, *supra*. These statements were also materially false and misleading for the reasons stated herein and *supra*.

79. Also on August 7, 2014, FSC held its Earnings Conference Call, during which questions arose regarding the investment moved to a non-accrual status by FSC, to which Defendant Tannenbaum downplayed stating:

> This is a wonderful, age-old legacy investment that's just the gift that keeps on giving. The investment was done with a private equity sponsor that we did no additional loans to in the past two or three years. It is very disappointing. We thought it could turn around. It doesn't. We had it in category 3. We pointed it out last quarter. We wrote it down significantly last quarter. We wrote it down further this quarter. It's now very, very tiny part of our portfolio. We expect in the next, whatever, two to five months that this will resolve itself in one manner or another. But it's 0.2% of our total portfolio.

80. At that time, while some analysts remained optimistic, others noted some problems with FSC's performance. For example, on August 14, 2014, Gilford Securities released its report on the 10-Q results, stating:

> Clearly the shortfall [in Net Investment Income (NII) estimates] came in the Fee Income line. Management discussed the fact that for most of the quarter they were up against the high end of their targeted leverage range. As a result, it appears as though they put a damper on originations and accelerated syndications of some of their investments in order to create some capacity going forward. The net result was actually a decline in total portfolio value. Frankly we can't remember the last time FSC had more redemptions and sales than new investments.
>
> The impact of the damper on originations was keenly felt on the Fee Income line, where FSC generated only $9.6MM in Fee Income versus our estimate of $15.5MM in Fee Income. This is the lowest amount of Fee Income since Fiscal 2012 Q4. The reduction of Fee Income also caused a reduction in Incentive Fees paid, but the offset was not large enough to save the quarter.

81. As the tactics and motives of the Defendants began slowly gaining notice, another analyst, JMP Securities, expressed caution in noting the PIK non-accrual change and the manner in which FSC was valuing its investments:

> In addition to PIK non-accrual investment, there was one loan on JMP's Credit WatchList—a $15 million first lien loan to TransTrade Operators that yields 11% cash and 3% PIK. The loan is now carried at 75% of cost, compared to 78% from the prior quarter. In addition to these WatchList assets, we are cautious on the valuation of one investment that we suspect was made at Fifth Street Technology Partners—a second lien loan to ShareThis that yields L+1010. While this investment is marked at 102%, our concern is due to differences in the marks of the warrant investments at Fifth Street Finance and Hercules Technology Growth Capital (HTGC, Market Outperform, $16.50 PT). Fifth Street Finance is carrying its warrants in ShareThis at 89% of its $367k cost; whereas, Hercules is carrying its warrants at 36% of its $546k cost.

82. On December 1, 2014, FSC was caused by Defendants to issue its form 10-K that purported to report the Company's performance for the Q4 period and fiscal year ended September 30, 2014, signed by defendants Tannenbaum, Petrocelli, Berman, Owens, Dunn, Dutkiewicz, Haney, Ray and Castro-Blanco, that provided, in part:

- Net investment income $37.5 million or $0.25 per share, an increase of 8.1% from the previous quarter;
- Total net assets $1.48 billion, an increase of 9.4% from the previous quarter, (equivalent to $9.64 per common share, down from $9.71 per common share from the previous quarter);

- Investments at Fair Value of $2.5 billion, down 5% from the previous quarter;
- Total interest income $52.1 million, a decrease of 10% from the previous quarter;
- Total PIK interest income $6.8 million, an increase of 7.4% from the previous quarter;
- Total investment income $76.2 million, an increase of 2.6% from the previous quarter;
- Debt/Equity ratio of 78%, 63% excluding SBA; and
- One issuer moved from non-accrual status of PIK interest to cash non-accrual.

83. FSC's 10-K filed for Q4 2014 and fiscal year ended September 30, 2014 was signed by Tannenbaum and Petrocelli, and again both Tannenbaum and Petrocelli signed Certifications attached to the 10-K, in which they attested to the purported accuracy and completeness of the quarterly and yearly financial results. The Q114 Sarbanes Oxley statements were substantially similar or the same as those previously attached to the Company's 10-Q and referenced herein, *supra*. These statements were also materially false and misleading for the reasons stated herein and *supra*.

84. FSC's 10-K filed for Q4 2014 and fiscal year ended September 30, 2014, signed by Tannenbaum and Petrocelli, stated that in accordance with Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, management,

with the participation of Tannenbaum, the CEO, and Petrocelli, the CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by the Form 10-K:

> **Evaluation of Disclosure Controls and Procedures**
>
> As of September 30, 2014 (the end of the period covered by this report), management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, at the end of such period, our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of such possible controls and procedures.
>
> **Management's Report on Internal Control over Financial Reporting**
>
> Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f), and for performing an assessment of the effectiveness of internal control over financial reporting as of September 30, 2014. Internal control over financial reporting is a process designed

> by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
>
> Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
>
> Management performed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2014 based upon the criteria set forth in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that our internal control over financial reporting was effective as of September 30, 2014.

85. These financial statements caused by Defendants to be published by the Company were materially false and misleading because the true value of FSC's investment portfolio was deliberately inflated while the risk assigned to various investments was consistently unreported or understated.

86. The tactics utilized by the Defendants to artificially bolster FSC's assets, and hence the fees received by FSAM, to the detriment of the Company's stock performance continued to slowly draw the attention of analysts. On December 1, 2014, Wells Fargo released a report scrutinizing the decline of institutional investors in FSC, noting:

> FSC is under-earning its current dividend, and when removing less stable sources of income, covers only about half from stable cash flow. On top of this, management has continued to raise equity capital unaccretively at FSC (as well as other vehicles like FSFR), which leads to growing assets (and management fees) while shareholders are left with less.
>
> * * *
>
> **The meaningful increase in assets/revenue without a corresponding increase in profit**. Since the beginning of 2012, FSC's assets have grown dramatically as the FSC platform has ramped up. Assets more than doubled from $1.2B to $2.7B as of the most recent quarter. Similarly, as one would expect with interest-earning assets, revenues also increased during this time from almost $30MM to more than $50MM quarterly. However, the increase in assets and revenue has not been met with corresponding increase in profitability for FSC and FSC shareholders.
>
> [Emphasis in original].


($ in millions)
($ in billions)
Since 2012, total assets and revenues have nearly doubled...
...but overall profits have remained the same between $25-30mm per quarter.
Revenue (left axis)
NI / Profit (left axis)
Total Assets (right axis)

D. The Truth is Disclosed by Defendants

87. On February 9, 2015, FSC was caused by Defendants to report the Company's performance data for the Q1 2015 period ended December 31, 2014, in part, as follows:

- Net investment income $35.2 million or $0.23 per share, a decrease of over 6% from the previous quarter;
- Total net assets $1.41 billion, a decrease of 5% from the previous quarter, (equivalent to $9.17 per common share, down from $9.64 per common share from the previous quarter);
- Investments at Fair Value of $2.7 billion, up 9% from the previous quarter;
- Total interest income $52.5 million, a slight increase of .9% from the previous quarter;

- Total PIK interest income $4.4 million, a significant decrease of 35% from the previous quarter; and

- Total investment income $76.3 million, a slight increase of .1% from the previous quarter.

88. FSC's 10-Q filed for Q1 2015, ended December 31, 2014 was signed by Tannenbaum and Petrocelli, and again both Tannenbaum and Petrocelli signed Certifications attached to the 10-Q, in which they attested to the purported accuracy and completeness of the quarterly financial results. The Q114 Sarbanes Oxley statements were substantially similar or the same as those previously attached to the Company's 10-Q and referenced herein, *supra*. These statements were also materially false and misleading for the reasons stated herein and *supra*.

89. Importantly, in addition to the above, FSC reported the following in its 10-Q:

- Four investments had been placed on a non-accrual status (in addition to one sold at a loss and a small loan expected to move to non-accrual the next quarter) with a value totaling 2.3% of the portfolio at market value;

- Book value declined 4.9% to $9.17 per share despite total investment assets rising to $2.722 billion, $225 million higher than the prior quarter and originations of $722 million, an enormous increase from the previous quarter's level of $274 million; and

- The monthly dividend for February would not be paid; the March dividend would be cut 35% from $0.09 to $0.06 per share.

E. FSC Experiences Significant Fallout Due to the Actions of the Individual Defendants

90. As a result of the Individual Defendants actions throughout the year 2014, culminating with the release of FSC's 10-Q for 1Q2015 on February 9, 2015, the market reacted with significant negativity, causing FSC's stock price to plummet.

91. For example, on February 12, 2015, Gilford Securities reported on the news, noting:

> **A Mess of an Earnings Report**
>
> Not only was there a significant miss in terms of NII per share, but there was also another dividend cut, six months after a suspicious dividend increase. FSC Management has forfeited virtually all credibility and it will take, in our opinion, at least a year of improved operating results to regain any semblance of credibility
>
> * * *
>
> Investment Income is also penalized by a growing nonaccrual pool, and it is notable that Investment Income has declined two quarters in a row despite last year's capital raise in early in Q3.
>
> * * *
>
> On top of these issues were large Realized and Unrealized charges to earnings. The Realized Losses amounted to $17MM, which now gives FSC Accumulated Realized Losses of $170MM since inception. For the quarter FSC also reported Unrealized Losses of an additional $48MM, much of which we expect to eventually end up in the realized column given FSC's poor history of dealing with distressed investments. **<u>The combined Realized and Unrealized Losses of $65MM for the quarter marks an all-time one quarter record for FSC in terms of losses.</u>**

[Emphasis in original].

92. On February 23, 2015, Fitch Ratings downgraded FSC's long-term Issuer Default Rating (IDR), secured debt rating, and unsecured debt rating to 'BB+' from 'BBB-' and assigned it a "Negative" Rating Outlook.

93. Recently, but subsequent to the damage to FSC's shareholders, on January 20, 2016, FSAM announced that it had agreed to amend the IAA to permanently reduce base management fees effective as of January 1, 2016, from 2.00% to 1.75%. In its press release on the announcement, Defendant Tannenbaum stated:

> "In light of the changing market environment and continued pressure on fee structures, as the investment adviser to FSC, we and the FSC Board of Directors made a decision to permanently reduce the base management fees in line with FSC's peers. We believe that the permanent reduction in base management fees at FSC is a prudent move, should increase FSC's return on equity and benefit all FSC stockholders."

F. The Individual Defendants' Improper Manipulation of Investment Values as Demonstrated through the Valuation Process

94. The Defendant's illegal and improper actions can be seen through the details of the IAA, the Company's valuation procedures and other investment-related policies, and by viewing some of the specific investments that were manipulated to allow the Defendants to achieve their self-serving goals that resulted in harm to FSC and its shareholders.

95. Importantly, FSC's valuation process and policies are specifically designed to provide the appearance of objective standards and comparative review, yet in nearly every instance and by any measure, the Individual Defendants retained the ability to subjectively manipulate the value of FSC's investment portfolio, and hence the fees paid to FSAM. For example, as provided in the "Valuation of Portfolio Investments" section of FSC's 2013 10-K (in relevant part):

> - Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques **involve some level of management estimation and judgment**, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity.
>
> - In general, we utilize a bond yield method for the majority of our investments, as long as it is appropriate. If, in our judgment, the bond yield approach is not appropriate, we may use the market approach, income approach, or, in certain cases, **an alternative methodology potentially** including market quotations, asset liquidation model, expected recovery model **or other alternative approaches**.
>
> Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:
>
> - The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;

- Preliminary valuations are then reviewed and discussed with **principals of the investment adviser**;

- Separately, independent valuation firms engaged by our Board of Directors prepare preliminary valuations **on a selected basis** and submit the reports to us;

- Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;

- Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;

- The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;

- The Audit Committee of our Board of Directors reviews the preliminary valuations, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;

- The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and

- Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at September 30, 2013 and September 30, 2012 was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of **selected** portfolio securities each quarter; **however, our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.**

[Emphasis added].

96. Importantly, as stated above, the "preliminary valuations" were "reviewed and discussed with principals of the investment adviser"; however, during the relevant time, the principals of FSAM were Defendants Tannenbaum and Berman. Further, even though a review by independent valuation firms was stated as a part of the process, only selected investments ("on a selected basis") selected by the Defendants were presented for such a review, and the Defendants were not bound by any such valuations.

97. Thus, although FSC, through the Individual Defendants, created the illusion of a multi-tiered objective review process and the use of independent valuation firms to determine fair market value, in reality, the Individual Defendants maintained the right to value FSC's portfolio based on whatever subjective factors they deemed fit throughout the process. However, as further illustrated below, even FSC's own valuations were often ignored in order to artificially boost FSC's portfolio value and FSAM's revenues.

G. The Individual Defendants' Improper Manipulation of Investment Values as Demonstrated through Specific Investments

98. Among the specific investments that were manipulated by the Individual Defendants in order to overvalue FSC's portfolio, increase fees and

delay reporting negative data until after FSAM's IPO, were the following investments:

- TransTrade Operators Inc. - A $16 million first lien, originally had a cash interest rate of 11% and PIK interest rate of 3.0%;
- JTC Education Inc. - A $16 million sub debt investment, originally 13% cash interest rate;
- Phoenix Brands Merger - A $31 million sub term loan, originally 10% cash interest rate and a 3.875% PIK interest rate; and
- CCCG LLC - A $35 million first lien to CCCG LLC originally had a cash interest rate of LIBOR + 8.0% (1.75% floor) and a PIK interest rate of 1%

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105. On February 6, 2014, FSC released its 10-Q for the 1Q2014 period ended December 31, 2013, which provided the following valuation data (stated in relation to the previous quarter unless otherwise specified):

- TransTrade - Principal and Cost increased by 3.6% or $494,000; Market Value increased by 3.7%;

- Phoenix - Principal and Cost increased by 1%, Market Value increased slightly by .8%;

- CCCG - Principal and Cost increased slightly by 0.5% and 0.6%, Market Value decreased slightly by 0.7%; and

- JTC - Principal unchanged, Cost increased slightly by .03%, Market Value increased slightly by .7%.

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111. On May 8, 2014, FSC released its 10-Q for 2Q2014 period ended March 31, 2014, which provided the following valuation data (stated in relation to the previous quarter unless otherwise specified):

- TransTrade - Principal and Cost increased by 3.5% or $502,000, yet Market Value decreased by 18%;
- Phoenix - Principal and Cost increased by 1%, Market Value increased by 1.5%;
- CCCG - Principal and Cost decreased by 3%, Market Value decreased by 3.5%; and
- JTC - Principal was unchanged, Cost was increased very slightly (by .03%), Market Value decreased very slightly by .7%.

112. Thus, despite [redacted] TransTrade's holdings were increased over 3%, or over $500,000 during that quarter, on top of similar increases from the prior quarter.

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118. On August 7, 2014, FSC released its 10-Q for 3Q2014 period ended June 30, 2014, which provided the following valuation data (stated in relation to the previous quarter unless otherwise specified):

- TransTrade - Principal and Cost increased by 3.6% or $524,000; Market Value decreased slightly by 1.5%;
- Phoenix Brands Merger - On April 1, 2014 the investment was amended to 0% cash and a 16.625% PIK interest rate;
    - For the quarter, Principal and Cost increased by 37.6% and 38.1% or $8.29M and $8.31M, respectively. Value increased by 35.4%;

- CCCG - Principal and Cost increased very slightly by .5 and .6% for a value of $173,000 and $203,000, respectively; Fair Market Value decreased slightly by 1%; and

- JTC - Principal was unchanged, Cost increased very slightly (by .03%), Market Value decreased very slightly by .09%.

119. Thus, [redacted] TransTrade's holdings were again increased over 3%, or $524,000, with only a marginal decrease in market value. Phoenix, [redacted] had the terms of its investments amended earlier in the quarter to zero cash interest and significantly higher PIK interest, while significantly increasing its holdings by over 35% or $8M and its market value by over 35%. CCCG, [redacted] had its holdings increased slightly and JTC, [redacted] had its holdings increased slightly.

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125. On December 1 2014, FSC released its 10-K for 4Q2014 and fiscal year ended September 30, 2014, which provided the following valuation data (stated in relation to the previous quarter unless otherwise specified):

- TransTrade Operators Inc. - On August 1, 2014, the investment was amended to decrease cash interest rate to 0% increase PIK interest rate to 10%;
    - Principal and Cost again increased by 2.6% or $392,000; Value decreased slightly by 1.9%;
- Phoenix - Principal increased by 4.2% or $1.27M, Cost increased by 4.3% or $1.29M and Value increased by 4.5% or $1.3M;
- CCCG - Principal and Cost increased very slightly by .5 and .6% respectively; Value decreased by 8.6%; and
- JTC - Principal was unchanged, Cost increased very slightly (by .04%), Value decreased very slightly by .3%.

126. Thus, [redacted], the TransTrade terms were amended to decrease the cash interest rate to 0% and increase PIK interest rate to 10%, while holdings were increased with only a slight decrease in market value; Phoenix holdings were increased significantly along with its market value and CCCG remained largely unchanged with a slight decrease in value. JTC remained largely unchanged.

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134. On February 2015, FSC released its 10-Q for the 1Q2015 period ended December 31, 2014, which provided the following valuation data (stated in relation to the previous quarter unless otherwise specified):

- TransTrade - Principal increased by 2.6% or $401,000, Cost unchanged but Value cut by over 20%, down to 57% of cost;
- Phoenix - Principal again increased by 4.2% or $1.324M, Cost increased slightly by .1%. Value cut by 34%, down to 63% of Cost. In the prior quarter was valued at 97% of cost;
- CCCG LLC - Principal and Cost increased very slightly by .5 and .1% respectively. Value cut by over 40%, a markdown to 53% of cost. In the prior quarter, was valued at 88% of cost;
- JTC Education Inc. - On November 25, 2014 amended to include 0% cash interest rate and a 13.25% PIK interest rate; and
  - Principal increased by over 9% or $1.33M, Cost increased very slightly by .03%. Value cut by almost 12%, a markdown to 88% of cost. In the prior quarter, was valued at 100% of cost.

135. Thus, [redacted] TransTrade's holdings were consistently increased, while, other than an earlier decrease in value in 2Q2014, its value was not cut significantly again until 1Q2015, after FSAM's IPO. Its terms were amended in August 2014 to allow FSC

to book substantial accrued interest income from the PIK provision, while no longer receiving periodic cash payments.

136. Likewise, [redacted] Phoenix's holdings and market value were increased significantly following the amendment of its terms in April 2014 to allow FSC to book substantial accrued interest income from the PIK provision, while no longer receiving periodic cash payments - its market value was not decreased until 1Q2015 after FSAM's IPO.

137. Similarly, [redacted] CCCG's holdings were held with little change until the value was cut drastically in 1Q2015, after FSAM's IPO.

138. Finally, JTC, [redacted] had little change to its value until 1Q2015, after FSAM's IPO, and after its terms were amended in November 2014 to allow FSC to book substantial accrued interest income from the PIK provision, while no longer receiving periodic cash payments.

H. The Individual Defendants Breached Their Fiduciary Duties to FSC and Its Shareholders

139. As noted above, pursuant to their fiduciary duties of care, good faith, and loyalty, the Individual Defendants owed to FSC a duty to insure that the Company's public filings and statements fairly represented the operations and

performance of the Company, specifically the true and accurate value of its investment portfolio. In order to adequately carry out these duties, it was necessary for the Individual Defendants to know and understand the material information that had been discovered but intentionally misstated in the Company's public statements.

140. This material information principally concerned the Company overstating the true value of its investment portfolio throughout fiscal year 2014 during the build up to FSAM's IPO. The Individual Defendants owed a fiduciary duty to FSC and its shareholders to ensure that FSC's statements properly and accurately disclosed all material facts concerning the Company and these issues in particular.

141. As outlined above, the Individual Defendants failed, on multiple occasions, to reveal, either in whole or in part, the truth regarding the value of its investment portfolio instead hiding behind valuation procedures specifically designed to give investors the appearance of an objective process while instead allowing them to manipulate the data and drastically increase the pecuniary rewards to FSAM and themselves. The failure of the Individual Defendants to accurately report the Company's financial data constituted a deliberate concealing of a material issue known to management that could have been expected to impact future operating results and future financial conditions.

142. The Individual Defendants also breached their fiduciary duties to FSC by entering into and routinely renewing the IAA with FSAM, requiring FSC to pay unreasonable, underserving and inflated fees to FSAM to the detriment of FSC.

DERIVATIVE ALLEGATIONS

143. Plaintiff brings this action derivatively in the right and for the benefit of FSC to redress injuries suffered, and to be suffered, by FSC as a direct result of the Individual Defendants' and FSAM's violations of state law, including breaches of fiduciary duty, and the aiding and abetting thereof.

144. FSC is named as a nominal defendant in this case solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have. Plaintiff was a shareholder of FSC at the time of the transgressions complained of herein and continues to retain his FSC shares. Plaintiff will adequately and fairly represent the interests of FSC and its shareholders in enforcing and prosecuting their rights. Prosecution of this action, independent of the Board of Directors in place at the time this suit was filed, is in the best interests of the Company.

145. The wrongful acts complained of herein subject, and will continue to subject, FSC to continuing harm because the adverse consequences of the actions are still in effect and ongoing.

146. The wrongful acts complained of herein were unlawfully concealed from FSC's shareholders.

147. The deliberate and conscious actions of the Individual Defendants has caused, and will continue to cause, FSC to incur significant expenses and losses, including, but not limited to:

(a) Losses resulting from credit downgrades;

(b) Losses resulting from the unreasonable and inflated management and investment fees paid to defendant FSAM under the terms of the IAA;

(c) Losses resulting from obtaining lending waivers and extensions for reporting financial statements;

(d) Losses related to potential risk premiums demanded by investors when compared to the Company's peer group with regard to dividend payments;

(e) Losses resulting from the defense and settlement of the Securities Class Actions or other private litigation;

(f) Losses incurred from investigation of the wrongdoing; and

(g) Losses in the form of compensation paid to the Individual Defendants who have breached their duties to FSC.

DEMAND FUTILITY

148. When this suit was filed, Plaintiff did not make any demand on the Board of FSC to institute this action since such demand would have been a futile

and useless act because the wrongful acts complained of show an abdication by the Individual Defendants of their fiduciary duties of due care and oversight. Such abdication included, but was not limited to:

(a) allowing or causing the Company to become engaged in and/or suspected of potentially illegal activities;

(b) allowing or causing forcing knowingly false material representations to be made to federal regulatory agencies;

(c) allowing or causing the Company's financial position and performance to be materially misleading; and

(d) allowing or causing the Company to enter into wholly one-sided and wasteful contract with FSAM, to the Company's financial detriment.

149. When this suit was filed, the FSC Board of Directors was comprised of Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco (as well as non-defendant director, Sandeep K. Khorana). If a majority of this Board of Directors is found not to be independent or disinterested, demand is excused as futile. As outlined below, a majority of the FSC Board is so conflicted.

A. Those Director Defendants that Were on the Audit Committee Are Conflicted

150. During the relevant period, the Audit Committee of FSC included Director Defendants Dunn, Dutkiewicz (Chairman), Haney, Ray and Castro-Blanco. As such, and as outlined above, they were responsible for, among other things: (1) discussing the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; (2) reviewing and discussing the annual financial statements, including the Company's disclosures under prior to the filing of the Company's annual report on Form 10-K; (3) reviewing and discussing, in each case prior to the filing of the Company's Quarterly Reports on Form 10-Q, the Company's quarterly financial statements and the Company's related disclosures; and (4) discussing with the CEO and CFO of the Company (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, within the time periods specified in the SEC's rules and forms, and (b) any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting.

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152. In short, it was the responsibility of Director Defendants Dunn, Dutkiewicz, Haney, Ray and Castro-Blanco to review and recommend to the Board for approval [redacted] earnings press releases and filings with the SEC. By virtue of these facts, these Defendants face a substantial likelihood of liability for breaching their fiduciary duties of loyalty, good faith, and due care to FSC.

153. The Audit Committee met numerous times in 2013-2015. These Defendants could not have failed to become aware of the disparity between FSC's public statements and filings and the truth regarding its financial position. While conscious of these disparities, these Defendants nonetheless directed FSC not to correct its false public statements and to release information known to be erroneous. These actions constituted acts of disloyalty, conscious wrongdoing and bad faith.

B. Each of the Directors Are Interested and/or Unable to Consider Demand

154. Defendant Berman has an equity stake in FSAM and thus has a direct interest in the IAA, the inflated values of certain of FSC's investments and the

benefits to FSAM. Berman received an $8.3 million cash payout and $45.3 million in ownership interests from the FSAM IPO. In connection with FSAM's IPO offering, he was granted 70,591 restricted stock units and 384,631 stock options. Accordingly, it would be antithetical to Berman's economic interest to aggressively investigate and pursue claims relating to those matters, which benefitted FSAM and himself directly. Further, Berman, as a dual director and officer of FSC, is conflicted from considering demand because he relies on his officer position for his livelihood. His financial benefits as an officer and director are material to Berman. Accordingly, it would be antithetical to Berman's economic interest to aggressively investigate and pursue claims relating to those matters. Pursuing the claims herein could result in the termination of his continued employment with the Company and is antithetical to his personal financial interest. Moreover, Berman lacks independence from FSAM. In addition to serving FSC as Chairman of the Board, President, Secretary and director during the relevant time period, he also served as the Co-President, CCO and director of FSAM during that time period. As provided in the Company's Proxy filings during the relevant period, Berman is also conflicted due to his status as an "Interested" member of the Board "hav[ing] a direct or indirect pecuniary interest in Fifth Street Management." Thus, Berman has conflicting fiduciary duties and is not capable of rendering independent judgment in favor of FSC's public stockholders. Berman is also a named defendant in the securities class action lawsuit, and if he

pressed forward with the claims herein, he could undercut or compromise his defense in the securities class action. Further, Berman is conflicted because [redacted] Berman also signed the Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Berman is conflicted because he [redacted]

155. Defendant Owens has an equity stake in FSAM and thus has a direct interest in the IAA, the inflated values of certain of FSC's investments and the benefits to FSAM. For example, in connection with FSAM's IPO offering, he was granted 191,176 restricted stock units and 1,054,217 stock options. Further, Owens, as a dual director and officer of FSC, is conflicted from considering demand because he relies on his officer position for his livelihood. His financial benefits as an officer and director are material to Owens. Accordingly, it would be antithetical to Owens' economic interest to aggressively investigate and pursue claims relating to those matters. Pursuing the claims herein could result in the termination of his continued

employment with the Company and is antithetical to his personal financial interest. Moreover, Owens lacks independence from FSAM. In addition to serving FSC as CEO, President and director during the relevant time period, he also served as Co-President of FSAM during that time period. As provided in the Company's Proxy filings during the relevant period, Owens is also conflicted due to his status as an "Interested" member of the Board "hav[ing] a direct or indirect pecuniary interest in Fifth Street Management." Thus, Owens has conflicting fiduciary duties and is not capable of rendering independent judgment in favor of FSC's public stockholders. Owens is also a named defendant in the securities class action lawsuit, and if he pressed forward with the claims herein, he could undercut or compromise his defense in the securities class action. Further, Owens is conflicted because he [redacted] Owens also signed the Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Owens is conflicted because he [redacted]

156. Defendant Dimitrov has an equity stake in FSAM and thus has a direct interest in the IAA, the inflated values of certain of FSC's investments and the benefits to FSAM. Dimitrov received $9.1 million in ownership interests from the FSAM IPO. Accordingly, it would be antithetical to Dimitrov's economic interest to aggressively investigate and pursue claims relating to those matters, which benefitted FSAM. Further, Dimitrov, as a dual director and officer of FSC, is conflicted from considering demand because he relies on his officer position for his livelihood. His financial benefits as an officer and director are material to Dimitrov. Accordingly, it would be antithetical to Dimitrov's economic interest to aggressively investigate and pursue claims relating to those matters. Pursuing the claims herein could result in the termination of his continued employment with the Company and is antithetical to his personal financial interest. Moreover, Dimitrov lacks independence from FSAM. In addition to serving FSC as President and director during the relevant time period, he also served as CIO of FSAM during that time period. As provided in the Company's Proxy filings during the relevant period, Dimitrov is also conflicted due to his status as an "Interested" member of the Board "hav[ing] a direct or indirect pecuniary interest in Fifth Street Management." Thus, Dimitrov has conflicting fiduciary duties and is not capable of rendering independent judgment in favor of FSC's public stockholders. Dimitrov is also a named defendant in the securities class action lawsuit, and if he pressed forward with the claims

herein, he could undercut or compromise his defense in the securities class action. Further, Dimitrov is conflicted because he [redacted] Finally, Dimitrov is conflicted because he [redacted]

157. Defendant Dunn is conflicted because he [redacted] Further, Dunn is conflicted because he [redacted] Dunn also signed the

Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Dunn is conflicted because he [redacted]

158. Defendant Dutkiewicz is conflicted because he [redacted] Further, Dutkiewicz is conflicted because [redacted] Dutkiewicz also signed the Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Dutkiewicz is conflicted because he [redacted]

159. Defendant Haney is conflicted because he [redacted] Further, Haney is conflicted because he [redacted] Haney also signed the Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Haney is conflicted because he [redacted]

160. Defendant Ray is conflicted because he [redacted]

[redacted] Further, Ray is conflicted because he [redacted]. Finally, Ray is conflicted because he [redacted]

161. Defendant Castro-Blanco is conflicted because he [redacted] Further, Castro-Blanco is conflicted because he [redacted]

[redacted] Castro-Blanco also signed the Company's 2014 10-K, which contained the improper statements and improper valuations detailed above. Finally, Castro-Blanco is conflicted because he [redacted]

162. Non-Defendant Khorana is conflicted because he lacks independence from FSAM. In addition to serving FSC as director during the relevant time period, he also served as the Managing Director, Head of Sponsor Coverage for the Fifth Street platform at FSC CT, a wholly-owned subsidiary of Defendant FSAM during that time period. As provided in the Company's 2016 Proxy filing, he is an "Interested" member of the Board "hav[ing] a direct or indirect pecuniary interest in Fifth Street Management." Thus, Khorana has conflicting fiduciary duties and is not capable of rendering independent judgment in favor of FSC's public stockholders. Further, Khorana, as a dual director of FSC and officer of FSC CT, a wholly-owned subsidiary of Defendant FSAM, is conflicted from considering demand because he relies on his officer position for his livelihood. His financial benefits as an officer and director are material to Khorana. Accordingly, it would be antithetical to Khorana's economic interest to aggressively investigate and pursue claims relating to those matters. Pursuing the claims herein could result in the termination of his continued employment with FSC CT and is antithetical to his personal financial interest.

C. Other Grounds for Demand Futility

163. As detailed herein, the Director Defendants were directly involved in the misconduct challenged in this action, by virtue of their respective positions on the Board and its Committees. The Director Defendants abdicated their responsibility to oversee the Company's operations and instead directed and encouraged management, to engage in illegal and/or improper conduct that rendered the Company's disclosures to shareholders and regulatory agencies deceptively and deliberately misleading. The Director Defendants' misrepresentations lacked any legitimate business purpose and were not a product of a valid exercise of business judgment. As such, demand is excused as futile.

164. When this suit was filed, the FSC Board was dominated and controlled by many of the same wrongdoers who continue to obscure their own misconduct, and would not and have not taken action to protect the interests of FSC or its shareholders. The then-Board refused, and has continued to refuse, to institute this action for the foregoing and following reasons:

(a) The acts complained of herein constitute violations of fiduciary duties owed by the Board of Directors and these acts are incapable of ratification;

(b) Certain of the known principal wrongdoers and beneficiaries of the wrongdoing complained of herein are in a position to, and do, dominate

and control the Board of Directors. Thus, the Board could not exercise independent objective judgment in deciding whether to bring or vigorously prosecute this action;

(c) The acts complained of herein are illegal and improper and thus are acts incapable of ratification;

(d) In order to bring this action for breach of fiduciary duty, unjust enrichment, and waste of corporate assets, the members of the Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, who are their good friends and with whom they have entangling financial alliances, interests, and dependencies, which they would not do. They therefore would not be able to vigorously prosecute any such action;

(e) The members of the FSC Board, including each of the Individual Defendants herein and Director Khorana, receive or received substantial salaries, bonuses, payments, benefits, and other emoluments by virtue of their membership on the Board and their control of and positions with FSC as well as FSAM. They have thus benefited from the wrongs herein alleged and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close

personal or business ties with each other and are, consequently, interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves.

165. In addition, and as a result of their concealments and falsifications, many of the directors and managers of FSC held onto their positions of power, prestige, and profit at the Company as well as at FSAM, profiting from their relationships with FSAM to the detriment of FSC and its shareholders. The directors avoided not only the exposure and embarrassment of their oversight failures, but also continued in their prestigious and profitable positions as directors.

166. Additionally, each of the Director Defendants face a sufficiently substantial likelihood of liability for the misconduct alleged herein, and, thus, there is a reasonable doubt as to his disinterestedness in deciding whether pursuing legal action would be in the Company's best interest.

167. For example, as part of their responsibilities as directors, [redacted] Thus, the Director Defendants are each conflicted by their own actions or inactions.

168. The adoption of the Sarbanes-Oxley Act also placed significant additional responsibilities on the Board of Directors, to improve corporate

financial, accounting and internal controls, and to improve corporate financial responsibility and disclosure. Thus, despite the Board's public posture of concern over good corporate governance, controls, disclosure integrity and overall compliance with the Sarbanes-Oxley act, in fact, at all relevant times, the Director Defendants had caused or allowed the falsification of the Company's reported financial results. Any real compliance with Sarbanes-Oxley, would have exposed the Director Defendants scheme, brought it to an end, and resulted in embarrassing discharges and disclosures. Thus, the Board did not enforce or comply with Sarbanes-Oxley, despite its legal obligation under U.S. law to do so, and they will not now sue themselves for their failures to achieve such compliance.

169. Demand is further excused because the Company is named as a defendant in the securities class action lawsuit, and if the Company pressed forward with its claims against the Defendants herein, then the Company's efforts could undercut or even compromise the defense of the securities class action.

170. The Director Defendants are likewise conflicted and unable to pursue the Company's claims against the Individual Defendants that are former directors and/or officers. Any effort to directly prosecute such claims against the non-Board Individual Defendants for their roles in the violations of applicable law carried out in the Company's name would necessarily expose the Director Defendants own culpability for the very same conduct.

171. Demand on the nine member board was thus futile.

COUNT I

(Derivatively Against the Individual Defendants for Breach of Fiduciary Duty)

172. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

173. The Individual Defendants owed and owe FSC fiduciary obligations. By reason of their fiduciary relationships, the Individual Defendants owed and owe FSC the highest obligation of loyalty, good faith, due care, oversight, fair dealing, and candor.

174. The Individual Defendants, and each of them, violated and breached their fiduciary duties of loyalty, good faith, due care, oversight, fair dealing, and candor.

175. Each of the Individual Defendants had actual or constructive knowledge that they caused the Company to improperly and deliberately misrepresent the financial performance and position of the Company, including the valuations of FSC's loans and investments. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

176. The Individual Defendants also breached their fiduciary duties by approving the unfair and unreasonable IAA with FSAM, resulting in FSC paying outrageous amounts in management fees to FSAM.

177. The Individual Defendants caused or allowed FSC to lack requisite internal controls, and, as a result, the Company's performance and position and reported results were based upon defective assumptions, manipulated facts, and/or fraudulent accounting practices.

178. The Individual Defendants failed to supervise, to exert internal controls over, and consciously disregarded their responsibilities involving the Company, including their responsibilities to adequately and with all due diligence examine FSC's operations, financial results, and its execution of and public statements concerning its compliance with laws and regulations.

179. In addition, by their actions alleged herein, the Individual Defendants, either directly or through aiding and abetting one another, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of FSC in a manner consistent with the operations of a publicly held corporation.

180. Further, the Individual Defendants, particularly those directors on the Audit Committee, did not faithfully execute their primary responsibility for ensuring that FSC's financial data was accurate, reasonable and had a sound basis

in fact, and for ensuring that the Company was enacting sound financial decisions, in violation of their fiduciary duties and the Audit Committee Charter.

181. As a direct and proximate result of the Individual Defendants' failure to perform their fiduciary obligations, including their gross mismanagement, FSC has sustained significant damages, including the cost of defending against numerous lawsuits.

182. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

COUNT II

(Derivatively Against Individual Defendants for Unjust Enrichment)

183. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

184. The Individual Defendants have been unjustly enriched by their wrongful acts and the omissions of material fact that they caused and/or allowed to be made and either benefitted financially and received lucrative bonuses relating to the false and misleading statements, or received bonuses, stock options, or similar compensation from FSC and/or FSAM relating to the performance or artificially-inflated valuation of FSC and/or FSAM, all due to or resulting from the harm to FSC.

185. Plaintiff, as a shareholder and a representative of FSC, seeks restitution from the Individual Defendants and seeks an order from this Court disgorging all profits, benefits, and other compensation, including any performance-based or valuation-based compensation, obtained by the Individual Defendants due to their wrongful conduct and breach of their fiduciary duties.

COUNT III

(Derivatively Against the Individual Defendants for Waste of Corporate Assets)

186. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

187. As alleged in detail herein, the Individual Defendants has a fiduciary duty to exercise good faith and diligence in the administration of the affairs of FSC and in the use and preservation of its property and assets, and they had the highest obligation of fair dealing. The Individual Defendants breached these duties by diverting corporate assets for improper and unnecessary purposes. Any benefits received by the Company cannot reasonably be viewed as a fair exchange for the corporate assets and monies expended by the Company.

188. The wrongful conduct alleged regarding the issuance of false and misleading statements and improperly manipulating the value of its investment assets was continuous, connected, and ongoing throughout the relevant period. As

a result, the resulting harm to the Company has been continuous, connected, and ongoing.

189. As a result of the misconduct set forth herein, each of the Individual Defendants wasted the corporate assets of FSC by: (1) authorizing, approving, and allowing the payment of excessive compensation and other payments to defendant FSAM through the unfair IAA and to the Individual Defendants; (2) causing the Company to pay inflated fees to FSAM due to the improperly overstated value of FSC's investments and portfolio; (3) subjecting the Company to inappropriate costs and expenses, and damages to its reputation and its ability to raise further capital, in connection with the decline of its share value in the relevant period; and (4) causing the Company to incur potentially millions of dollars in legal liability and/or legal fees and costs to defend the Company against actions arising from the Defendants' conduct.

190. As a result of the waste of corporate assets, the Individual Defendants are liable to the Company.

COUNT IV

(Derivatively Against the FSAM for Aiding and Abetting Breaches of Fiduciary Duty)

191. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

192. As detailed herein, the Individual Directors have breached their fiduciary duties owed to the Company. Defendant FSAM has knowingly participated in such breaches by providing substantial assistance and encouragement to the Individual Defendants to engage in the breaches in order to receive excessive management fees and artificially inflate the value of FSAM in advance of its IPO, directly and proximately causing the Company to suffer damages.

193. As a result of FSAM's aiding and abetting of fiduciary duties, FSAM is liable to the Company.

COUNT V

(Derivatively Against Defendant FSAM for Unjust Enrichment)

194. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

195. By the wrongful acts and omissions set forth herein, Defendant FSAM was unjustly enriched at the expense and to the detriment of FSC, through, among other things, compensation in the form of excessive fees charged to FSC on the basis of improperly over-valued investment assets, which in turn contributed to the value of its IPO in November 2014.

196. Plaintiff, as a shareholder of FSC and on its behalf, seeks restitution from this defendant and an order of this Court disgorging all profits, benefits, and

other compensation obtained by them as a result of their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Against all of the Individual Defendants and in favor of FSC for the amount of damages sustained by the Company as a result of the Individual Defendants' breaches of fiduciary duties, unjust enrichment, and waste of corporate assets.

B. Against FSAM and in favor of FSC for the amount of damages sustained by the Company as a result of FSAM's aiding and abetting in breaches of fiduciary duties and unjust enrichment.

C. Directing FSC to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect the Company and its shareholders from repeating the damaging events described herein, including, but not limited to, putting forward for shareholder vote amendments to the By-Laws and Articles of Incorporation and taking such other action as may be necessary to place before shareholders for a vote the following corporate governance policies, including measures to:

i. Strengthen the Board's supervision of regulatory compliance by the Company, including the development of procedures for greater shareholder input into the policies and guidelines of the Board and Audit Committee;

ii. Remove the Individual Defendants from the Audit Committee and replace them with new members;

iii. Mandate that the Audit Committee meet to review the Company's compliance with legal, regulatory, and ethical norms, including "best practices" in connection with public disclosures;

iv. Permit FSC's non-corporate shareholders to nominate at least four candidates to the Board of Directors;

v. Appropriately test and audit FSC's regulatory compliance with SEC and other governmental regulations; and

vi. Ensure that management contracts, including the IAA, conform to industry norms for such contracts and in line with the actual performance of FCS's portfolio.

D. Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses;

E. And such other relief as this Court deems just and proper.

Dated: April 6, 2016

ANDREWS & SPRINGER LLC

/s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5529)
David M. Sborz (#6203)
3801 Kennett Pike
Building C, Suite 305
Wilmington, DE 19807
(302) 504-4957

Counsel for Plaintiff

Of Counsel:

KAHN SWICK & FOTI, LLC
Lewis S. Kahn
Melinda A. Nicholson
206 Covington Street
Madisonville, LA 70447
Tel.: (504) 455-1400
Fax: (504) 455-1498

Counsel for Plaintiff